UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	GeoPark Announces First Quarter 2022 Operational Update

 Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES FIRST QUARTER 2022 OPERATIONAL UPDATE

INCREASING PRODUCTION, FINDING MORE OIL, EXPANDING ACREAGE,

GROWING FREE CASH FLOW, REDUCING DEBT AND GIVING BACK MORE TO SHAREHOLDERS

Bogota, Colombia – April 11, 2022 – GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator today announced its operational update for the three-month period ended March 31, 2022 (“1Q2022”).

All figures are expressed in US Dollars. Growth comparisons refer to the same period of the prior year, except when otherwise specified.

Highlights

Accelerating Production Growth

•	Consolidated oil and gas production of 38,626 boepd – up 6% adjusting for divestments in Argentina
•	Production in Colombia of 33,738 boepd, up 6% vs 4Q2021
•	Indico oil field in the CPO-5 block (GeoPark non-operated, 30% WI) added over 8,000 bopd gross in 1Q2022 and is now producing over 19,000 bopd gross, ranking as one of the top 10 highest oil-producing fields[1] in Colombia

Drilling and Finding Oil and Gas

•	Consolidated Results: Put on production 13 gross new productive wells, including 2 successful exploration wells
•	Llanos 34 block (GeoPark operated, 45% WI) - Llanos basin - Colombia:
o	Drilled and put on production 7 gross development wells in the Tigana, Jacana and Tigui oil fields
•	CPO-5 block - Llanos basin - Colombia:
o	Put on production the Indico 4 development well, producing 4,200 bopd gross of light oil
o	Drilled the Indico 5 development well, currently testing 4,000 bopd gross of light oil
o	Drilling rig currently moving to spud the Urraca 1 exploration well in April 2022
•	Platanillo block (GeoPark operated, 100% WI) - Putumayo basin - Colombia:
o	Put on production two development wells, producing 690 bopd of light oil on aggregate
•	Perico block (GeoPark non-operated, 50% WI) - Oriente basin - Ecuador:
o	Two light oil discoveries - Jandaya and Tui oil fields, producing 2,000 bopd[2] gross
•	Espejo block (GeoPark operated, 50% WI)- Oriente basin - Ecuador:
o	Ongoing 3D seismic, targeting to spud the first exploration well in 2H2022
•	Fell block (GeoPark operated, 100% WI) – Magallanes basin - Chile
o	Drilled the Jauke Oeste 2 gas well, expected to be completed in 2Q2022

Expanding Growth Fairway and Strengthening Portfolio

•	Colombia: Acquired the CPO-4-1 block (GeoPark non-operated, 50% WI), an attractive low-risk, low-cost exploration block[3], approximately 50% covered with 3D seismic, and strategically located adjacent to the CPO-5, the Llanos 94 (GeoPark non-operated, 50% WI) and the Llanos 123 (GeoPark operated, 50% WI) blocks
•	Brazil: GeoPark to maintain its 10% non-operated WI in the Manati gas field as deadline to complete the divestment expired on March 31, 2022
•	Argentina: Completed the divestment of non-core Aguada Baguales, El Porvenir and Puesto Touquet blocks (GeoPark operated, 100% WI) on January 31, 2022

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1 Based on current production in the Indico oil field compared to latest available information on Colombia’s oil production per field during December 2021 published by the ANH.

2 Before the Government’s production share.

3 Subject to final signature of the contract.

Giving Back to Shareholders and Reducing Debt

•	Repurchased $28.2 million of the 2024 Notes during 1Q2022 and until April 8, 2022, in open market transactions at prices below the call option, reducing gross debt and providing financial cost savings
•	Doubled Quarterly Dividend to $0.082 per share, or $5.0 million, paid on March 31, 2022
•	Acquired 231,836 shares for $3.1 million under the Company’s discretionary share buyback program while executing self-funded work programs and paying down debt
•	$112 million of cash & cash equivalents at March 31, 2022[4]

Work Program Generating Strong Cash Flow

•	Self-funded 2022 capital expenditures program of $160-180 million to drill 40-48 gross wells
•	At $95-100/bbl Brent, the work program generates approximately $260-280 million free cash flow, a 30-32% yield
•	Free cash flow use priorities include funding incremental organic capital projects, partial or total repayment of the 2024 Notes, increasing shareholder returns and other corporate purposes
•	Drilling of 10-12 gross wells in 2Q2022, targeting development, appraisal, and exploration projects, including initiation of the exploration drilling campaign in the CPO-5 block
•	The Company plans to review its current 35,500-37,500 boepd production guidance in May 2022, jointly with releasing its 1Q2022 financial results, to reflect ongoing drilling results, incremental work program underway, and adding back production from the Manati gas field in Brazil[5]

Breakdown of Quarterly Production by Country

The following table shows production figures for 1Q2022, as compared to 1Q2021:

	1Q2022			1Q2021
	Total (boepd)	Oil (bopd)[a]	Gas (mcfpd)	Total (boepd)	% Chg.
Colombia	33,738	33,527	1,262	31,455	+7%
Chile	2,279	377	11,408	2,491	-9%
Brazil	1,815	25	10,740	1,984	-9%
Ecuador	190	190	-	-	-
Argentina[b]	604	323	1,686	2,201	-73%
Total (as reported)	38,626	34,442	25,096	38,131	+1%
Total w/o Argentina[c]	38,022	34,119	23,410	35,930	+6%

a)	Includes royalties paid in kind in Colombia for approximately 1,115 bopd in 1Q2022. No royalties were paid in kind in Brazil, Chile, Argentina, or Ecuador. Production in Ecuador is reported after the Government’s production share of approximately 100 bopd.

b)	1Q2022 average production in Argentina includes production until its divestment on January 31, 2022, divided by 90 days.

c)	Excluding production from recently divested blocks in Argentina in 1Q2022 and 1Q2021.

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4 Unaudited.

5 Manati gas field divestment process was not completed before the March 31, 2022 deadline.

Quarterly Production

(boepd)	1Q2022	4Q2021	3Q2021	2Q2021	1Q2021
Colombia	33,738	32,002	31,565	29,571	31,455
Chile	2,279	2,162	2,354	2,584	2,491
Brazil	1,815	1,822	1,791	2,080	1,984
Ecuador	190	-	-	-	-
Argentina	604	1,942	2,149	2,254	2,201
Total	38,626	37,928	37,859	36,489	38,131
Oil	34,442	33,205	32,844	30,962	32,877
Gas	4,184	4,723	5,015	5,527	5,254

Oil and Gas Production Update

Consolidated:

Oil and gas production in 1Q2022 was 38,626 boepd. Adjusting for recent divestments in Argentina, consolidated oil and gas production increased by 6% compared to 1Q2021, due to higher production in Colombia and recent exploration successes in Ecuador, partially offset by lower production in Chile and Brazil.

Oil represented 89% and 86% of total reported production in 1Q2022 and 1Q2021, respectively.

Colombia:

Average net oil and gas production in Colombia increased by 7% to 33,738 boepd in 1Q2022 compared to 31,455 boepd in 1Q2021 resulting from increased production in the Llanos 34, CPO-5 and Platanillo blocks.

Oil and gas production highlights in main blocks in Colombia:

•	Llanos 34 block net average production in 1Q2022 increased by 6% to 26,469 bopd (or 58,818 bopd gross), compared to 24,866 bopd (or 55,258 bopd gross) in 1Q2021

•	CPO-5 block net average production in 1Q2022 increased by 15% to 4,545 bopd (or 15,150 bopd gross), compared to 1Q2021, or 87% up compared to production prior to GeoPark’s acquisition in January 2020

•	The Indico oil field in the CPO-5 block, currently producing over 19,000 bopd gross by natural flow and from just four wells, ranks as one of Colombia’s top 10 highest-producing oil fields[6]

•	The Indico field (discovered in December 2018) continues showing strong reservoir performance, as shown by the Indico 1 well that is still producing 5,200 bopd by natural flow with a 0.1% water cut, and has accumulated production of over 5.5 million barrels of oil

•	Platanillo block average production in 1Q2022 increased by 11% to 2,329 bopd, compared to 2,100 bopd in 1Q2021. The block is currently producing 2,600 bopd

Ongoing Drilling Activities in the CPO-5 block

•	Put on production the Indico 4 development well (spudded in December 2021), currently producing 4,200 bopd gross of light oil with 0.1% water cut

•	Drilled the Indico 5 development well, currently being tested, producing 4,000 bopd (on a restricted 34/64 inch choke) of light oil with 0.1% water cut

•	Drilling rig currently moving to spud the Urraca 1 exploration well in April 2022, testing an exploration prospect in the northern part of the block, next to the Llanos 34 block

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6 Based on current production in the Indico oil field compared to latest available information on Colombia’s oil production per field during December 2021 published by the ANH.

Strategic Acreage Expansion in Llanos basin

•	GeoPark and Parex Resources executed an agreement by which GeoPark will obtain, subject to final signature of the contracts, a 50% WI in the CPO-4-1 block, in exchange for funding its 50% pro-rata share of existing commitments, with no carry

•	The CPO-4-1 block is strategically located adjacent to Llanos 94 (GeoPark non-operated, 50% WI), Llanos 123 (GeoPark operated, 50% WI) and the CPO-5 blocks

•	The block covers an area of 148,263 acres (600 sq km), with nearly 50% of the block covered with 3D seismic

•	Existing commitments require drilling one exploration well during the first exploration phase, representing a firm investment commitment of $5-7 million ($2.5-3.5 million net to GeoPark) over the next three years

Chile:

Average net production in Chile decreased by 9% to 2,279 boepd in 1Q2022 compared to 2,491 boepd in 1Q2021, resulting from lower gas production due to limited drilling activities and the field’s natural decline. The production mix was 83% natural gas and 17% light oil in both 1Q2022 and 1Q2021.

During 1Q2022 drilling activity in the Fell block included the successful drilling of the Jauke Oeste 2 well, which is expected to be completed and tested in 2Q2022 after drilling of the Jauke 3 gas well.

Brazil:

Average net production in Brazil decreased by 9% to 1,815 boepd in 1Q2022 compared to 1,984 boepd in 1Q2021. The production mix was 99% natural gas and 1% oil and condensate in both 1Q2022 and 1Q2021.

Manati Gas Field Divestment Process Update

•	In November 2020, GeoPark signed an agreement to sell its 10% non-operated WI in the Manati gas field in Brazil to Gas Bridge S.A. for a total consideration of R$144.4 million ($~29 million at an exchange rate of R$5 per dollar), including a fixed payment of R$124.4 million plus an earn-out of R$20.0 million, subject to obtaining certain regulatory approvals

•	Closing of the transaction was subject to several conditions that should have been met before March 31, 2022, and that were not met. Upon expiry, GeoPark decided not to extend this deadline

•	Manati gas field is a low-risk, fully developed and profitable upstream asset and GeoPark will continue evaluating alternatives to maximize the value of the field

Ecuador:

The Perico block is currently producing approximately 2,000 bopd gross, or 1,000 bopd net from the recent Jandaya and Tui discoveries, before Government’s production share. Net production after the Government’s production share equals 650-700 bopd. The Government’s production share varies with the different oil prices and is approximately 30-40% with an Oriente crude oil price7 of $70-100 per bbl.

In 1Q2022 the average net oil production in Ecuador reached 290 bopd before the Government’s production share or 190 bopd after the Government’s share, with the quarter only partially reflecting production from recent Jandaya and Tui discoveries that took place in late January and late March 2022, respectively.

Perico block

During 1Q2022 the operator put on production two exploration wells, Jandaya 1 and Tui 1:

•	The Jandaya 1 exploration well is currently producing 800 bopd gross of light oil with 1% water cut

•	The Tui 1 exploration well is currently producing 1,200 bopd gross of light oil with 1% water cut

•	Production from Jandaya and Tui is already being delivered to a nearby access point on Ecuador’s main pipeline system for sale to export markets

•	GeoPark and its partner are currently evaluating subsequent activities in the Perico block, including a potential development drilling plan for both the Jandaya and Tui fields

•	For further details, please refer to the releases published on January 24 and March 28, 2022

_________________

7 As of March 31st, 2021, the Oriente/Brent discount was $5.48/bbl.

Espejo block

In the Espejo block, GeoPark is currently carrying out the acquisition of 60 sq km of 3D seismic, targeting to spud the first exploration well in 2H2022.

The Espejo and Perico blocks are attractive, low-risk exploration blocks located in the Sucumbios Province in the Oriente basin in northeastern Ecuador. The blocks are adjacent to multiple discoveries and producing fields and have access to existing infrastructure with spare capacity and a well-developed service industry.

Argentina:

Completion of the Divestment Process

•	In November 2021, GeoPark accepted an offer from Oilstone Energía S.A. to purchase GeoPark's 100% WI in the Aguada Baguales, El Porvenir and Puesto Touquet blocks for $16 million

•	Closing of the transaction occurred on January 31, 2022, and GeoPark no longer reports production from these blocks since that date

2022 FREE CASH FLOW CALCULATION AND SENSITIVITIES TO DIFFERENT BRENT OIL PRICES

The table below provides sensitivities to different Brent oil prices using the 2022 base work program:

2022 Free Cash Flow[8]	$80-85 per bbl	$95-100 per bbl
(in millions of $)
Operating Netback	510-550	560-580
Adjusted EBITDA	460-500	510-530
Cash Taxes	(40-45)	(40-45)
Capital Expenditures	(160-180)	(160-180)
Mandatory Debt Service Payments[9]	(38-42)	(38-42)
Free Cash Flow	210-240	260-280
Free Cash Flow Yield (in %)	24-28%	30-32%

Adjusted EBITDA is defined as profit for the period (determined as if IFRS 16 Leases has not been adopted), before net finance cost, income tax, depreciation, amortization, certain non-cash items such as impairments and write-offs of unsuccessful exploration efforts, accrual of share-based payment, unrealized result on commodity risk management contracts, geological and geophysical expenses allocated to capitalized projects, and other non-recurring events. Operating Netback is equivalent to Adjusted EBITDA before cash expenses included in Administrative, Geological and Geophysical and Other operating expenses.

Free cash flow is used here as Adjusted EBITDA less income tax paid included in cash flows from operating activities, less capital expenditures included in cash flows used in investing activities, less mandatory interest payments included in cash flows used in financing activities.

Free cash flow yield is calculated as free cash flow divided by GeoPark’s average market capitalization from January 3 to March 31, 2022.

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8 Brent oil price assumptions refer to April-December 2022 and consider a $3-4 Vasconia/Brent differential. Free cash flow excludes changes in working capital.

9 Excluding potential and voluntary prepayments on existing financial debt.

OTHER NEWS

Reporting Date for 1Q2022 Results Release, Conference Call and Webcast

GeoPark will report its 1Q2022 financial results on Wednesday, May 11, 2022, after the market close.

In conjunction with the 1Q2022 results press release, GeoPark management will host a conference call on May 12, 2022, at 10:00 am (Eastern Daylight Time) to discuss the 1Q2022 financial results.

To listen to the call, participants can access the webcast located in the Investor Support section of the Company’s website at www.geo-park.com, or by clicking below:

https://event.on24.com/wcc/r/3738306/B98B6DEBD18BAB89024E05E5E5412500

Interested parties may participate in the conference call by dialing the numbers provided below:

United States Participants: 844-200-6205

International Participants: +1 929-526-1599

Passcode: 970790

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast.

An archive of the webcast replay will be made available in the Investor Support section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information, please contact:

INVESTORS:

Stacy Steimel	ssteimel@geo-park.com
Shareholder Value Director
T: +562 2242 9600

Miguel Bello	mbello@geo-park.com
Market Access Director
T: +562 2242 9600

Diego Gully	dgully@geo-park.com
Investor Relations Director
T: +5411 4312 9400

MEDIA:

Communications Department	communications@geo-park.com

GLOSSARY

ANH	Colombia’s National Agency of Hydrocarbons

Operating netback

Revenue, less production, and operating costs (net of accrual of stock options and stock awards), selling expenses and realized portion of commodity risk management contracts. Operating netback is equivalent to Adjusted EBITDA net of cash expenses included in Administrative, Geological and Geophysical and Other operating costs

Bbl	Barrel

Boe	Barrels of oil equivalent

Boepd	Barrels of oil equivalent per day

Bopd	Barrels of oil per day

D&M	DeGolyer and MacNaughton

F&D costs	Finding and development costs, calculated as capital expenditures divided by the applicable net reserves additions before changes in Future Development Capital

Km	Kilometers

Mboe	Thousand barrels of oil equivalent

Mmbo	Million barrels of oil

Mmboe	Million barrels of oil equivalent

Mcfpd	Thousand cubic feet per day

Mmcfpd	Million cubic feet per day

Mm3/day	Thousand cubic meters per day

NPV10	Present value of estimated future oil and gas revenues, net of estimated direct expenses, discounted at an annual rate of 10%

PRMS	Petroleum Resources Management System

Sq km	Square Kilometer

WI	Working Interest

W/O	Without

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated based on such rounded figures but based on such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified using forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations regarding various matters, including the expected production growth, expected schedule, economic recovery, payback timing, IRR, drilling activities, demand for oil and gas, oil and gas prices, capital expenditures plan, work program and investment guidelines, free cash flow yields, our dividend and share buyback programs, our deleveraging process, reserves and exploration resources. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors. Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption, and losses, except when specified.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them considering new information or future developments or to release publicly any revisions to these statements to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

Readers are cautioned that the exploration resources disclosed in this press release are not necessarily indicative of long-term performance or of ultimate recovery. Unrisked prospective resources are not risked for change of development or chance of discovery. If a discovery is made, there is no certainty that it will be developed or, if it is developed, there is no certainty as to the timing of such development. There is no certainty that any portion of the prospective resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources. Prospective resource volumes are presented as unrisked.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: April 11, 2022